EXHIBIT 12.2

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001

Net Income	$35,233	$28,706	$129,903	$127,091	$238,213	$142,202	$131,956
Fixed charges	18,988	15,429	65,263	50,393	44,536	42,424	41,312
Adjusted Earnings	54,221	$44,135	$195,166	$177,484	$282,749	$184,626	$173,268

Fixed Charges and Preferred Distributions:
Interest on indebtedness and amortization of deferred finance costs	$18,988	$15,429	$65,263	$50,393	$44,536	$42,424	$41,312
Preferred Distributions	1,914	1,914	7,656	9,674	14,780	7,572	7,125

Combined Fixed Charges and Preferred Distributions	$20,902	$17,343	$72,919	$60,067	$59,316	$49,996	$48,437

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	2.59x	2.54x	2.68x	2.95x	4.77x	3.69x	3.58x